 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Beall, Donald R. (Last) (First) (Middle) 5 Civic Plaza, Suite 320 (Street) Newport Beach, CA 92660-956 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Conexant Systems, Inc. CNXT
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	03/31/2003		P |	150,000 | A | $1.4999		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	150,000 | A | $1.4534		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	50,000 | A | $1.4889		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	50,000 | A | $1.4970		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	50,000 | A | $1.4866		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	50,000 | A | $1.4961		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	100,000 | A | $1.5000		I	Trustee - Family Trust
Common Stock	03/31/2003		P |	50,000 | A | $1.4959	1,244,538	I	Trustee - Family Trust
Common Stock					63,387	I	By Savings Plan (1)
Common Stock					2,800	I	Trustee - Mother (2)
Common Stock					6,176	I	Trustee - Son (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Beall, Donald R. - March 31, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)	$2.5932						Common Stock - 321,986		321,986	D
Stock Option (Right to Buy)	$3.2723						Common Stock - 271,996		271,996	D
Stock Option (Right to Buy)	$3.2725						Common Stock - 1,824		1,824	D
Stock Option (Right to Buy)	$2.9412						Common Stock - 750		750	D
Stock Option (Right to Buy)	$3.4000						Common Stock - 80,000		80,000	D
Stock Option (Right to Buy)	$4.4279						Common Stock - 20,000		20,000	D
Stock Option (Right to Buy)	$4.2327						Common Stock - 20,000		20,000	D
Stock Option (Right to Buy)	$4.2291						Common Stock - 20,000		20,000	D
Stock Option (Right to Buy)	$2.2800						Common Stock - 80,000		80,000	D
Stock Option (Right to Buy)	$1.3700						Common Stock - 20,000		20,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Jasmina Theodore Boulanger, Attorney-in-fact for 03-31-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Beall, Donald R. - March 31, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Conexant Systems, Inc. CNXT

Form 4 - March 2003

Donald R. Beall
5 Civic Plaza, Suite 320

Newport Beach, CA 92660-956
Explanation of responses:

(1)   Shares represented by Company stock fund units under the Rockwell International Corporation Savings Plan which were acquired on a periodic basis pursuant to the Plan, based on the latest information furnished by the Plan Administrator. The shares represented by Company stock fund units under the Plan are held in the employee benefit plan trust established thereunder.
(2)   The undersigned disclaims beneficial ownership of these shares

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